## American National Bankshares Inc. and Subsidiary
## Consolidated Balance Sheets
*(Dollars in thousands, except share data)*
Unaudited

| | September 30 | |
| --- | --- | --- |
| ASSETS | 2007 | 2006 |
| Cash and due from banks | $ 20,016 | $ 24,390 |
| Interest bearing deposits in other banks | 24 | 467 |
| Securities available for sale, at fair value | 136,270 | 155,468 |
| Securities held to maturity | 12,009 | 14,201 |
| Total securities | 148,279 | 169,669 |
| Loans held for sale | 375 | 1,158 |
| Loans, net of unearned income | 554,002 | 549,229 |
| Less allowance for loan losses | (7,334) | (8,170) |
| Net Loans | 546,668 | 541,059 |
| Bank premises and equipment, net | 13,197 | 12,310 |
| Goodwill | 22,468 | 22,489 |
| Core deposit intangibles, net | 2,546 | 2,937 |
| Accrued interest receivable and other assets | 13,981 | 18,155 |
| Total assets | $ 767,554 | $ 792,634 |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | |
| Liabilities: | | |
| Demand deposits -- noninterest bearing | $ 105,014 | $ 104,403 |
| Demand deposits -- interest bearing | 105,004 | 103,923 |
| Money market deposits | 52,271 | 51,401 |
| Savings deposits | 63,565 | 75,473 |
| Time deposits | 260,300 | 267,990 |
| Total deposits | 586,154 | 603,190 |
| Repurchase agreements | 48,665 | 37,152 |
| FHLB borrowings | 8,975 | 32,500 |
| Trust preferred capital notes | 20,619 | 20,619 |
| Accrued interest payable and other liabilities | 3,807 | 4,285 |
| Total liabilities | 668,220 | 697,746 |
| Shareholders' equity: | | |
| Common stock, $1 par, 10,000,000 shares authorized, 6,121,325 shares outstanding at September 30, 2007 and 6,166,050 shares outstanding at September 30, 2006 | 6,121 | 6,166 |
| Capital in excess of par value | 26,364 | 26,426 |
| Retained earnings | 68,188 | 63,112 |
| Accumulated other comprehensive income (loss), net | (1,339) | (816) |
| Total shareholders' equity | 99,334 | 94,888 |
| Total liabilities and shareholders' equity | $ 767,554 | $ 792,634 |

## American National Bankshares Inc. and Subsidiary
## Consolidated Statements of Income
(Dollars in thousands, except share and per share data)
Unaudited

| | Three Months Ended September 30 | | Nine Months Ended September 30 | |
|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 |
| **Interest Income:** | | | | |
| Interest and fees on loans | $ 10,506 | $ 10,210 | $ 30,993 | $ 27,255 |
| Interest and dividends on securities: | | | | |
| Taxable | 1,060 | 1,314 | 3,224 | 3,824 |
| Tax-exempt | 416 | 432 | 1,259 | 1,313 |
| Dividends | 75 | 84 | 246 | 219 |
| Other interest income | 236 | 111 | 575 | 534 |
| Total interest income | 12,293 | 12,151 | 36,297 | 33,145 |
| **Interest Expense:** | | | | |
| Interest on deposits | 4,004 | 3,699 | 11,647 | 9,544 |
| Interest on repurchase agreements | 478 | 376 | 1,353 | 1,020 |
| Interest on trust preferred capital notes | 343 | 344 | 1,030 | 664 |
| Interest on other borrowings | 122 | 226 | 498 | 681 |
| Total interest expense | 4,947 | 4,645 | 14,528 | 11,909 |
| **Net Interest Income** | 7,346 | 7,506 | 21,769 | 21,236 |
| Provision for loan losses | - | 125 | 303 | 605 |
| | | | | |
| **Net Interest Income After Provision for Loan Losses** | 7,346 | 7,381 | 21,466 | 20,631 |
| | | | | |
| **Noninterest Income:** | | | | |
| Trust fees | 861 | 843 | 2,664 | 2,483 |
| Service charges on deposit accounts | 631 | 696 | 1,878 | 2,004 |
| Other fees and commissions | 193 | 194 | 591 | 561 |
| Mortgage banking income | 240 | 172 | 759 | 508 |
| Brokerage fees | 191 | 93 | 439 | 327 |
| Securities gains, net | 45 | 9 | 134 | 47 |
| Other | 115 | 131 | 454 | 376 |
| Total noninterest income | 2,276 | 2,138 | 6,919 | 6,306 |
| **Noninterest Expense:** | | | | |
| Salaries | 2,380 | 2,355 | 7,284 | 6,866 |
| Employee benefits | 779 | 649 | 2,164 | 1,971 |
| Occupancy and equipment | 881 | 775 | 2,560 | 2,165 |
| Bank franchise tax | 165 | 171 | 498 | 481 |
| Core deposit intangible amortization | 94 | 134 | 283 | 307 |
| Other | 1,080 | 1,033 | 3,208 | 3,066 |
| Total noninterest expense | 5,379 | 5,117 | 15,997 | 14,856 |
| Income Before Income Tax Provision | 4,243 | 4,402 | 12,388 | 12,081 |
| Income Tax Provision | 1,309 | 1,301 | 3,719 | 3,572 |
| **Net Income** | $ 2,934 | $ 3,101 | $ 8,669 | $ 8,509 |
| | | | | |
| **Net Income Per Common Share:** | | | | |
| Basic | $ 0.48 | $ 0.50 | $ 1.41 | $ 1.44 |
| Diluted | $ 0.48 | $ 0.50 | $ 1.40 | $ 1.43 |
| | | | | |
| **Average Common Shares Outstanding:** | | | | |
| Basic | 6,132,288 | 6,165,268 | 6,146,349 | 5,926,599 |
| Diluted | 6,151,750 | 6,195,972 | 6,171,243 | 5,960,556 |

## Financial Highlights
### American National Bankshares Inc. and Subsidiary
(Dollars in thousands, except share and per share data)
Unaudited

| | As of and for the Three Months Ended September 30 | | | As of and for the Nine Months Ended September 30 | | |
|---|---|---|---|---|---|---|
| | 2007 | 2006 | Change | 2007 | 2006 | Change |
| **EARNINGS** | | | | | | |
| Interest income | $ 12,293 | $ 12,151 | 1.2% | $ 36,297 | $ 33,145 | 9.5% |
| Interest expense | 4,947 | 4,645 | 6.5 | 14,528 | 11,909 | 22.0 |
| Net interest income | 7,346 | 7,506 | (2.1) | 21,769 | 21,236 | 2.5 |
| Provision for loan losses | - | 125 | (100.0) | 303 | 605 | (49.9) |
| Noninterest income | 2,276 | 2,138 | 6.5 | 6,919 | 6,306 | 9.7 |
| Noninterest expense | 5,379 | 5,117 | 5.1 | 15,997 | 14,856 | 7.7 |
| Income taxes | 1,309 | 1,301 | 0.6 | 3,719 | 3,572 | 4.1 |
| Net income | 2,934 | 3,101 | (5.4) | 8,669 | 8,509 | 1.9 |
| | | | | | | |
| **PER COMMON SHARE** | | | | | | |
| Earnings per share - basic | $ 0.48 | $ 0.50 | (4.0)% | $ 1.41 | $ 1.44 | (2.1)% |
| Earnings per share - diluted | 0.48 | 0.50 | (4.0) | 1.40 | 1.43 | (2.1) |
| Cash dividends declared | 0.23 | 0.22 | 4.5 | 0.68 | 0.65 | 4.6 |
| Book value per share | 16.23 | 15.39 | 5.5 | 16.23 | 15.39 | 5.5 |
| Book value per share - tangible (a) | 12.14 | 11.27 | 7.7 | 12.14 | 11.27 | 7.7 |
| Closing market price | 22.22 | 23.68 | (6.2) | 22.22 | 23.68 | (6.2) |
| | | | | | | |
| **FINANCIAL RATIOS** | | | | | | |
| Return on average assets | 1.52% | 1.56% | (4)bp | 1.49% | 1.50% | (1)bp |
| Return on average equity | 11.98 | 13.24 | (126) | 11.92 | 12.67 | (75) |
| Return on average tangible equity (b) | 16.46 | 18.75 | (229) | 16.46 | 16.12 | 34 |
| Average equity to average assets | 12.68 | 11.76 | 92 | 12.53 | 11.85 | 68 |
| Net interest margin (FTE) | 4.27 | 4.26 | 1 | 4.22 | 4.17 | 5 |
| Efficiency ratio | 56.42 | 53.35 | 307 | 56.27 | 53.74 | 253 |
| | | | | | | |
| **PERIOD END BALANCES** | | | | | | |
| Securities | $ 148,279 | $ 169,669 | (12.6) | $ 148,279 | $ 169,669 | (12.6)% |
| Loans held for sale | 375 | 1,158 | (67.6) | 375 | 1,158 | (67.6) |
| Loans, net of unearned income | 554,002 | 549,229 | 0.9 | 554,002 | 549,229 | 0.9 |
| Goodwill and other intangibles | 25,014 | 25,426 | (1.6) | 25,014 | 25,426 | (1.6) |
| Assets | 767,554 | 792,634 | (3.2) | 767,554 | 792,634 | (3.2) |
| Assets - tangible (a) | 742,540 | 767,208 | (3.2) | 742,540 | 767,208 | (3.2) |
| Deposits | 586,154 | 603,190 | (2.8) | 586,154 | 603,190 | (2.8) |
| Repurchase agreements | 48,665 | 37,152 | 31.0 | 48,665 | 37,152 | 31.0 |
| FHLB borrowings | 8,975 | 32,500 | (72.4) | 8,975 | 32,500 | (72.4) |
| Trust preferred capital notes | 20,619 | 20,619 | N/A | 20,619 | 20,619 | N/A |
| Shareholders' equity | 99,334 | 94,888 | 4.7 | 99,334 | 94,888 | 4.7 |
| Shareholders' equity - tangible (a) | 74,320 | 69,462 | 7.0 | 74,320 | 69,462 | 7.0 |
| | | | | | | |
| **AVERAGE BALANCES** | | | | | | |
| Securities | $ 141,296 | $ 175,050 | (19.3)% | $ 147,069 | $ 177,927 | (17.3)% |
| Total loans | 549,405 | 545,991 | 0.6 | 547,978 | 509,866 | 7.5 |
| Interest earning assets | 708,794 | 729,551 | (2.8) | 709,807 | 702,881 | 1.0 |
| Goodwill and other intangibles | 25,052 | 25,505 | (1.8) | 25,146 | 17,382 | 44.7 |
| Assets | 772,060 | 796,446 | (3.1) | 773,784 | 755,301 | 2.4 |
| Assets - tangible (a) | 747,008 | 770,941 | (3.1) | 748,638 | 737,919 | 1.5 |
| Interest bearing deposits | 487,427 | 509,483 | (4.3) | 489,496 | 486,706 | 0.6 |
| Deposits | 590,904 | 616,547 | (4.2) | 591,445 | 588,883 | 0.4 |
| Repurchase agreements | 48,427 | 42,670 | 13.5 | 46,912 | 41,683 | 12.5 |
| Other borrowings | 29,932 | 38,114 | (21.5) | 33,487 | 31,476 | 6.4 |
| Shareholders' equity | 97,927 | 93,647 | 4.6 | 96,961 | 89,531 | 8.3 |
| Shareholders' equity - tangible (a) | 72,875 | 68,142 | 6.9 | 71,815 | 72,149 | (0.5) |
| | | | | | | |
| **CAPITAL** | | | | | | |
| Average shares outstanding - basic | 6,132,288 | 6,165,268 | (0.5)% | 6,146,349 | 5,926,599 | 3.7% |
| Average shares outstanding - diluted | 6,151,750 | 6,195,972 | (0.7) | 6,171,243 | 5,960,556 | 3.5 |
| Shares repurchased | 28,900 | 3,000 | 863.3 | 53,200 | 34,200 | 55.6 |
| Average price of shares repurchased | $ 21.19 | $ 23.35 | (9.3) | $ 21.97 | $ 23.29 | (5.7) |
| | | | | | | |
| **ALLOWANCE FOR LOAN LOSSES** | | | | | | |
| Beginning balance | $ 7,493 | $ 8,208 | (8.7)% | $ 7,264 | $ 6,109 | 18.9% |

| | | | | | | |
|---|---|---|---|---|---|---|
| Allowance acquired in merger | - | - | - | - | 1,598 | N/A |
| Provision for loan losses | - | 125 | (100.0) | 303 | 605 | (49.9) |
| Charge-offs | (227) | (239) | (5.0) | (431) | (465) | (7.3) |
| Recoveries | 68 | 76 | (10.5) | 198 | 323 | (38.7) |
| Ending balance | $ 7,334 | $ 8,170 | (10.2) | $ 7,334 | $ 8,170 | (10.2) |

**NONPERFORMING ASSETS**

Nonperforming loans:

| | | | | | | |
|---|---|---|---|---|---|---|
| 90 days past due | $ 157 | $ 1,276 | (87.7) | $ 157 | $ 1,276 | (87.7)% |
| Nonaccrual | 2,454 | 4,345 | (43.5) | 2,454 | 4,345 | (43.5) |
| Foreclosed real estate | 632 | 312 | 102.6 | 632 | 312 | 102.6 |
| Nonperforming assets | $ 3,243 | $ 5,933 | (45.3) | $ 3,243 | $ 5,933 | (45.3) |

**ASSET QUALITY RATIOS**

| | | | | | | |
|---|---|---|---|---|---|---|
| Net chargeoffs (recoveries) to average loans | 0.12% | 0.12% | 0 bp | 0.06% | 0.04% | 2bp |
| Nonperforming assets to total assets (c) | 0.42 | 0.75 | (33) | 0.42 | 0.75 | (33) |
| Nonperforming loans to total loans (c) | 0.47 | 1.02 | (55) | 0.47 | 1.02 | (55) |
| Allowance for loan losses to total loans (c) | 1.32 | 1.49 | (17) | 1.32 | 1.49 | (17) |
| Allowance for loan losses to nonperforming loans (c) | 2.81X | 1.45X | 136 | 2.81X | 1.45X | 136 |

Notes:

(a) - Excludes goodwill and other intangible assets
(b) - Excludes amortization expense, net of tax, of intangible assets
(c) - Balance sheet amounts used in calculations are based on period end balances
bp - Change is measured in basis points
FTE - Fully taxable equivalent basis

**Net Interest Income Analysis**
For the Three Months Ended September 30, 2007 and 2006
(in thousands, except yields and rates)
(Unaudited)

| | Average Balance | | Interest Income/Expense | | Yield/Rate | |
|---|---|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 | 2007 | 2006 |
| **Loans:** | | | | | | |
| Commercial | $ 89,531 | $ 86,944 | $ 1,774 | $ 1,715 | 7.93% | 7.89% |
| Real estate | 449,172 | 445,943 | 8,496 | 8,221 | 7.57 | 7.37 |
| Consumer | 10,702 | 13,104 | 253 | 297 | 9.46 | 9.07 |
| Total loans | 549,405 | 545,991 | 10,523 | 10,233 | 7.66 | 7.50 |
| | | | | | | |
| **Securities:** | | | | | | |
| Federal agencies | 64,738 | 96,205 | 732 | 990 | 4.52 | 4.12 |
| Mortgage-backed | 24,489 | 21,426 | 304 | 252 | 4.97 | 4.70 |
| State and municipal | 45,414 | 46,749 | 624 | 667 | 5.50 | 5.71 |
| Other | 6,655 | 10,670 | 97 | 160 | 5.83 | 6.00 |
| Total securities | 141,296 | 175,050 | 1,757 | 2,069 | 4.97 | 4.73 |
| | | | | | | |
| Deposits in other banks | 18,093 | 8,510 | 236 | 112 | 5.22 | 5.26 |
| | | | | | | |
| Total interest earning assets | 708,794 | 729,551 | 12,516 | 12,414 | 7.06 | 6.81 |
| | | | | | | |
| Nonearning assets | 63,266 | 66,895 | | | | |
| | | | | | | |
| Total assets | $ 772,060 | $ 796,446 | | | | |
| | | | | | | |
| **Deposits:** | | | | | | |
| Demand | $ 107,259 | $ 109,868 | 405 | 445 | 1.51 | 1.62 |
| Money market | 54,203 | 49,211 | 379 | 321 | 2.80 | 2.61 |
| Savings | 65,162 | 77,597 | 220 | 267 | 1.35 | 1.38 |
| Time | 260,803 | 272,807 | 3,000 | 2,666 | 4.60 | 3.91 |
| Total deposits | 487,427 | 509,483 | 4,004 | 3,699 | 3.29 | 2.90 |
| | | | | | | |
| Repurchase agreements | 48,427 | 42,670 | 478 | 376 | 3.95 | 3.52 |
| Other borrowings | 29,932 | 38,114 | 465 | 570 | 6.21 | 5.98 |
| Total interest bearing liabilities | 565,786 | 590,267 | 4,947 | 4,645 | 3.50 | 3.15 |
| | | | | | | |
| Noninterest bearing demand deposits | 103,477 | 107,064 | | | | |
| Other liabilities | 4,870 | 5,468 | | | | |
| Shareholders' equity | 97,927 | 93,647 | | | | |
| | | | | | | |
| Total liabilities and shareholders' equity | $ 772,060 | $ 796,446 | | | | |
| | | | | | | |
| Interest rate spread | | | | | 3.56% | 3.66% |
| Net interest margin | | | | | 4.27% | 4.26% |
| | | | | | | |
| Net interest income (taxable equivalent basis) | | | 7,569 | 7,769 | | |
| Less: Taxable equivalent adjustment | | | 223 | 263 | | |
| Net interest income | | | $ 7,346 | $ 7,506 | | |

**Net Interest Income Analysis**
For the Nine Months Ended September 30, 2007 and 2006
(in thousands, except yields and rates)
Unaudited

| | Average Balance | | Interest Income/Expense | | Yield/Rate | |
|---|---|---|---|---|---|---|
| | 2007 | 2006 | 2007 | 2006 | 2007 | 2006 |
| Loans: | | | | | | |
| Commercial | $ 90,117 | $ 86,946 | $ 5,286 | $ 4,749 | 7.82% | 7.28% |
| Real estate | 447,366 | 410,231 | 25,025 | 21,696 | 7.46 | 7.05 |
| Consumer | 10,495 | 12,689 | 742 | 871 | 9.43 | 9.15 |
| Total loans | 547,978 | 509,866 | 31,053 | 27,316 | 7.56 | 7.14 |
| | | | | | | |
| Securities: | | | | | | |
| Federal agencies | 71,931 | 97,630 | 2,337 | 2,832 | 4.33 | 3.87 |
| Mortgage-backed | 21,680 | 21,614 | 792 | 742 | 4.87 | 4.58 |
| State and municipal | 45,664 | 47,160 | 1,886 | 1,980 | 5.51 | 5.60 |
| Other | 7,794 | 11,523 | 342 | 473 | 5.85 | 5.47 |
| Total securities | 147,069 | 177,927 | 5,357 | 6,027 | 4.86 | 4.52 |
| | | | | | | |
| Deposits in other banks | 14,760 | 15,088 | 575 | 535 | 5.19 | 4.73 |
| | | | | | | |
| Total interest earning assets | 709,807 | 702,881 | 36,985 | 33,878 | 6.95 | 6.43 |
| | | | | | | |
| Nonearning assets | 63,977 | 52,420 | | | | |
| | | | | | | |
| Total assets | $ 773,784 | $ 755,301 | | | | |
| | | | | | | |
| Deposits: | | | | | | |
| Demand | $ 109,469 | $ 107,051 | 1,245 | 1,148 | 1.52 | 1.43 |
| Money market | 52,881 | 47,361 | 1,084 | 834 | 2.73 | 2.35 |
| Savings | 67,255 | 79,874 | 685 | 712 | 1.36 | 1.19 |
| Time | 259,891 | 252,420 | 8,633 | 6,850 | 4.43 | 3.62 |
| Total deposits | 489,496 | 486,706 | 11,647 | 9,544 | 3.17 | 2.61 |
| | | | | | | |
| Repurchase agreements | 46,912 | 41,683 | 1,353 | 1,020 | 3.85 | 3.26 |
| Other borrowings | 33,487 | 31,476 | 1,528 | 1,345 | 6.08 | 5.70 |
| Total interest bearing liabilities | 569,895 | 559,865 | 14,528 | 11,909 | 3.40 | 2.84 |
| | | | | | | |
| Noninterest bearing demand deposits | 101,949 | 102,177 | | | | |
| Other liabilities | 4,979 | 3,728 | | | | |
| Shareholders' equity | 96,961 | 89,531 | | | | |
| Total liabilities and shareholders' equity | $ 773,784 | $ 755,301 | | | | |
| | | | | | | |
| Interest rate spread | | | | | 3.55% | 3.59% |
| Net interest margin | | | | | 4.22% | 4.17% |
| | | | | | | |
| Net interest income (taxable equivalent basis) | | | 22,457 | 21,969 | | |
| Less: Taxable equivalent adjustment | | | 688 | 733 | | |
| Net interest income | | | $ 21,769 | $ 21,236 | | |